EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: 5/15/2025

ARTISAN PARTNERS ASSET MANAGEMENT INC,
for itself and as the general partner of
ARTISAN PARTNERS HOLDINGS LP

By: <u>Gregory K. Ramirez *</u>

ARTISAN INVESTMENTS GP LLC,
for itself and as the general partner of
ARTISAN PARTNERS LIMITED PARTNERSHIP

By: <u>Gregory K. Ramirez *</u>

*By: <u> /s/ Gregory K. Ramirez </u>
     Gregory K. Ramirez
     Executive Vice President of Artisan Partners Asset Management Inc.
     Vice President of Artisan Investments GP LLC